

Mail Stop 3561

February 1, 2010

Via U.S. Mail and Facsimile

Victoria J. Kincke
General Counsel
Interval Leisure Group, Inc.
6262 Sunset Drive
Miami, FL 33143

> Re: **Interval Leisure Group, Inc.**
> **Post-effective Amendment No. 4 to Form S-1 on Form S-3**
> **Filed: January 20, 2010**
> **File No. 333-152699**
>
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2008**
> **Filed: March 31, 2009**
> **File No. 001-34062**
>
> **Definitive Proxy Statement on Schedule 14A**
> **Filed: April 30, 2009**
> **File No. 001-34062**

Dear Ms. Kincke:

We have reviewed your responses to the comments in our letter dated December 8, 2009 and have the following additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

1. Based on the facts and circumstances provided in your response to our prior comments, we note that your latest goodwill and long lived asset impairment

analyses required the use of significant management judgment and assumptions. Accordingly, disclosure of such judgments and assumptions is critical to an understanding of how you determined no impairment was required given the indication of impairment present upon failing step one of the goodwill impairment test with the fair value of the Aston reporting unit not exceeding its carrying value, including goodwill. As such, we request that you provide us with your proposed disclosures. In addition, please note that such disclosure should include, at minimum, the following:

- Disclosure similar to the discussion included in your response to our prior comments 8 and 9. In this regard, please ensure that you also include disclosure of potential events and changes in circumstances that can negate the key assumptions along with management's approach to tracking and assessing such potential events and changes in circumstances.

- In light of the decrease in the fair value of your Aston long-lived asset group and economic uncertainties that provide for the lack of transparency associated with future cash flows, your disclosures should clearly indicate whether you considered adjusting the useful life of assets within the asset group. Accordingly, in light of such circumstances, your disclosures should also address how management concluded that that it was appropriate to use the weighted average useful life of the asset group instead of a shorter period in estimating future cash flows used to test for recoverability.

- A discussion of how you considered the existing service potential of the asset group in determining that using the weighted average useful life for the asset group was appropriate when analyzing your intangible assets for impairment.

- If the intangible assets within the asset group have a shorter useful life than the weighted average useful life of the asset group which appears to include certain real estate assets owned with longer estimated useful lives, disclosure of such fact should be made. Your disclosure should clearly indicate how, under your facts and circumstances, management concluded that using cash flows over the weighted average life of the asset group, instead of cash flows over a shorter time period is still appropriate given the economic uncertainties and significant adverse changes in business climate being experienced that may impact the reliability of estimating future cash flows.

- Disclosure that reconciles the reasons that the fair value of the asset group was determined to be below their corresponding carrying amounts, while management's assessment of cash flows for the asset group significantly exceeds the carrying amounts of such assets.

2. Please also tell us the specific period (years) for which you estimated the undiscounted cash flows that are expected to result from the use and eventual

disposition of this asset group in testing for recoverability as well as how much of a decrease in this estimated time period would it take for an impairment to occur.

3. In addition, please provide us with your revised note disclosures. Such disclosures should also clearly indicate, in plain English, that no goodwill impairment charge was recognized due to a decrease in the fair value of the Aston's long-lived asset group, and that the long lived asset group comprising the reporting unit was not impaired due to management's recoverability assessment using the undiscounted cash flows for the asset group.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Tarik Gause at (202) 551-3528 or, in his absence, me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

Cc:

Suzanne Hanselman
Baker & Hostetler LLP
(216) 696-0740 *(facsimile)*